# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED, CIK 0002007702
CUSIP: G6365B104
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: Room B1, 5/F. Well Town Ind. Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002070744

## Reporting persons
- Lap Sun Wong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 6,244,961; shared voting power 0; sole dispositive power 6,244,961; shared dispositive power 0; aggregate amount beneficially owned 6,244,961 (56.77% of the class)
  Comment: * This percentage is calculated based on 11,000,000 Ordinary Shares of Hong Kong Pharma Digital Technology Holdings Limited (the "Issuer") issued and outstanding as of March 31, 2025.

## Item 1. Issuer
Name of issuer: HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED
Address of issuer's principal executive offices: Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by (i) Lap Sun Wong, an individual, (ii) Fame Overseas Supply Chain Limited ("Fame Overseas"), a British Virgin Islands company, and Profit Seeker Limited ("Profit Seeker"), a British Virgin Islands company (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of Lap Sun Wong is Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong; the business address of Fame Overseas is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands; the business address of Profit Seeker is Vistra Corporate Services Centre, Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship: Lap Sun Wong is a Hong Kong citizen. Fame Overseas and Profit Seeker are British Virgin Islands corporations.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Persons beneficially owned the following securities of the Issuer:

(i) 1,710,180 Ordinary Shares individually owned by Lap Sun Wong.

(ii) 4,448,520 Ordinary Shares owned by Fame Overseas, in which Lap Sun Wong is the sole director and is deemed to have voting and dispositive power over the securities held by it.

(iii) 190,020 Ordinary Shares owned by Profit Seeker, in which Lap Sun Wong is the sole director and sole shareholder, and has voting and dispositive power over the securities held by it.
Percent of class: Lap Sun Wong, individually and through Fame Overseas and Profit Seeker, owns 56.77% based on 11,000,000 Ordinary Shares of Hong Kong Pharma Digital Technology Holdings Limited issued and outstanding as of March 31, 2025.
Sole power to vote or to direct the vote: 6,244,961 Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,244,961 Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lap Sun Wong: /s/ Lap Sun Wong, Lap Sun Wong (06/03/2025)